Manulife

2022 Code of Business Conduct and Ethics

Global Functions Compliance Office
As amended August 9, 2022

Table of Contents
4	Overview
5	Main Sections of the Code
o	Why Ethics Matter
o	Ethics in the Workplace
o	Ethics in Your Business Relationships
o	Conflicts of Interest
o	Handling Information: Protect Personal and Confidential Information
o	Ethics and the Law
o	A Final Word
6	Why Ethics Matter
o	Why Ethics Matter to You and the Company
o	The Purpose of this Code
o	Application of the Code
o	Conflicts of Interest and Ethics
o	What if Someone Violates the Code?
o	Where to Go for Help
10	Ethics in the Workplace
o	Our Values
o	Promoting Equal Opportunity
o	Treat Others With Respect and Exercise Professionalism
o	Keep Your Workplace Safe
o	Keep Your Workplace Secure
o	Behave Professionally at All Times
o	Freedom of Association
o	Human Rights
o	Human Trafficking and Slavery
o	Expectations Relations to Business Partners
12	Ethics in Your Business Relationships
o	Protect and Enhance the Company’s Reputation
o	Treat Others Honestly and Fairly
o	Take Care in Government and Political Dealings
o	Share Information Responsibly with Industry Groups and Others

2022 Code of Business Conduct and Ethics

o	Refer Media Questions to Communications Departments
o	Choose Suppliers Through Fair Competition
o	Third-Party Requests for Endorsements
15	Conflicts of Interest
o	Steps You Can Take to Help Prevent Conflicts or the Appearance of Conflicts of Interest
o	Deal at Arm’s Length with Suppliers and other Counterparties
o	Follow Company Policy about Family Members
o	Bribery and Kickbacks are Prohibited
o	Be Careful about Gifts
o	Be Careful about Personal Benefits
o	Giving in an Ethics Manner
o	Invest in an Ethical Manner
o	Working for Competitors May Jeopardize the Company
o	External Directorships
o	Use Caution Regarding Outside Positions
o	Protect Corporate Opportunities
o	Protect the Company’s Name, Reputation and Assets
21	Handling Information: Protect Personal and Confidential Information
o	Follow Disclosure Requirement
o	Respect Copyrights Materials
o	Keep Full and Accurate Records
o	Use Communication Systems and Services for Business
o	Social Medi
24	Ethics and the Law
o	Know and Comply with the Law
o	Manage Assets Properly
o	Identify and Report Fraud and Theft
o	Reminder: Reporting Any Illegal or Unethical Behaviour
26	A Final Word
o	Other Policies
o	Further Helpful Information

2022 Code of Business Conduct and Ethics

Overview
Manulife’s Commitment to Ethical Conduct. The Manulife Financial Corporation (Manulife) Code of Business Conduct and Ethics (the “Code”) affirms the Company’s commitment to ethical conduct and its practice of complying with all applicable laws. It is the obligation of all of us to comply with the Code.  In addition, it is each employee’s responsibility to identify, disclose and avoid potential or actual conflicts of interest.

Become Familiar with the Code. We must all be thoroughly familiar with its provisions and conduct ourselves according to both the letter and the spirit of the Code. With a long tradition of uncompromising dedication to the highest standards of business conduct, Manulife enjoys a reputation of unquestioned integrity and honesty. This reputation is among our most valuable assets and we must protect it.
Code Guidance is Principles-Based. The Code is meant to provide principles-based guidance for our daily conduct at work. It is not meant to be a compendium of all rules or of all Manulife policies that govern our behaviour. Nevertheless, specific provisions are included to help illustrate certain principles and to address general governance needs where necessary.
Code Governance and Oversight. The Code is reviewed annually, with input from colleagues across functions. The Global Compliance Chief and General Counsel have oversight of the Code and the Code is reviewed and approved annually by Manulife’s Board of Directors.
For purposes of this Code, the “Company” or “Manulife” means Manulife Financial Corporation and its subsidiaries.
Questions? Reach Out to Key Contacts. If you have any questions related to the Code or its provisions, please ask your manager, your HR partner or a member of the Compliance function (listed at the end of the Code). You can also email the Global Functions Compliance Office (GlobalComplianceOffice@manulife.com) or Employee Relations (Global_Employee_Relations@manulife.com).

2022 Code of Business Conduct and Ethics

Main Sections of the Code
Why Ethics Matter
This section outlines the Code’s purpose, its application, and the way to handle specific questions and concerns under the Code, including those relating to accounting and auditing matters.
Ethics in the Workplace
This section explains how Manulife’s values guide every aspect of the Company’s operations. It is the obligation of every individual to whom this Code applies to be familiar with, and vigilant about, the application of the Code to our day-to-day operations.
Ethics in Your Business Relationships
The critical issues addressed in this section include fairness and honesty in our interactions with customers, compliance with applicable laws and the special concerns that can arise when giving gifts or other things of value to government officials. In addition, lobbying and campaign finance issues, certain antitrust concerns, and the manner in which media inquiries should be handled are also included in this section.
Conflicts of Interest
One of the main issues dealt with in the Code is how to scrupulously avoid actual conflicts of interest. This section addresses potential conflicts which may arise in a variety of situations, including:
•	The giving and receiving of gifts and entertainment;
•	Participating in Company transactions that could potentially benefit an employee, officer, director, agent, representative or their family;
•	The hiring of family members; and
•	Outside employment.
The section also addresses the treatment of inside information, the prohibition on speculative trading and insider trading, the protection of Company opportunities and the proper use of the Company name.
Handling Information
This section discusses the need to avoid inappropriate or otherwise unauthorized disclosure of Company information or information received by the Company to ensure that our interests and the privacy of our applicants, policyholders, claimants, borrowers, employees, contingent workers, representatives, investors and other relevant parties are protected. The section also addresses our duty to maintain accurate records and to comply with disclosure and intellectual property laws. Finally, there is a discussion on the use of Company communications systems, including email, telephone, and Internet access, as well as the prohibition on the unauthorized disclosure of Company information via social media, Internet chat rooms and other electronic means.
Ethics and The Law
The need to know and comply with all applicable laws, rules and regulations, including the obligation to fully and truthfully cooperate with internal and external investigations, is discussed in this section. The duty to report fraud, theft and other dishonest conduct is also stressed.
A Final Word
This section reinforces the importance of appropriate conduct and good judgment in maintaining Manulife’s good reputation. Company policies related to ethics are also listed here.

2022 Code of Business Conduct and Ethics

Why Ethics Matter
At Manulife, we value our good name and strive to maintain high standards of integrity in everything we do.

Why Ethics Matter to You and the Company
Acting Ethically is Always the Right Thing to Do. First and foremost, acting ethically is always the right thing to do. Second, operating in an ethical manner is essential to our success. Our customers, investors, employees, and other stakeholders rely on us to be honest and fair. We must behave ethically in the communities where we operate in order to maintain the confidence of all our stakeholders and ultimately to keep their business. It is in our best interest to set high standards for ourselves at all times and to align ourselves with agents, representatives, suppliers and business associates who have similar high standards of business conduct.
The Purpose of this Code
Standards for Ethical Behaviour. This Code provides standards for ethical behaviour when representing the Company and when dealing with customers, investors, employees, contingent workers, field representatives, external suppliers, competitors, government authorities and the public.
Application of the Code
Directors, Officers, Employees and Others Expected to Follow the Code. Manulife’s Code of Business Conduct and Ethics applies to directors, officers and employees of Manulife and its subsidiaries. Sales representatives, third party business associates, contractors and all individuals with certain duties and obligations to the Company are also expected to abide by all applicable provisions of the Code and adhere to the principles and values set out in the Code when representing Manulife to the public or performing services for, or on behalf of, Manulife. This Code is available on the Company’s website, on MFCentral and is also available in print upon request.
Conflicts of Interest and Ethics
Actual Personal Conflicts of Interest Are Not Waived, Potential Conflicts May Be Managed. Manulife does not waive actual conflicts of interest under any circumstances. Any potential conflicts of interest, including but not limited to the appearance of a conflict of interest, must be managed to preclude the potential conflict of interest from becoming an actual conflict of interest. It is the duty of each of us – Officers, Directors, employees and contingent workers – to identify and avoid any conflicts of interest. Typical controls include clear and complete disclosure of the potential conflict of interest to Compliance and recusal from any decision-making relating to the situation giving rise to the potential conflict of interest. Failure to meet this standard may result in discipline up to and including termination of any relationship with the Company.

2022 Code of Business Conduct and Ethics

Other Policies to Consult and Follow. At the end of each section is a list of related Company policies you should refer to for more information. These Company policies should be consulted to determine their applicability to any given Segment, subsidiary or affiliate.
Waivers for Some Very Limited Exceptional Circumstances Only. Like the prohibition on actual conflicts of interest, certain additional provisions of this Code may never be waived; for example, the duty to always act in an ethical manner. Although very unusual, certain sections of the Code not relating to the prohibition of actual conflicts of interest may only be waived in exceptional circumstances. For employees below the level of Vice President, such waivers may only be granted with the explicit written approval of the Global Compliance Chief. For directors and employees at the level of Vice President and above, any such waiver will be granted only upon approval by the Manulife Board of Directors or Board Committee and will be disclosed promptly as required by law or stock exchange regulation.
What if Someone Violates the Code?
Consequences for Violating the Code. All our activities must be able to withstand close scrutiny. To protect Manulife’s good name, the Company may discipline and/ or terminate its relationship or affiliation with any director, officer, employee, contingent worker, representative, associate or supplier who breaches this Code or any related Company policy. If violating the Code also violates the law, you may also be subject to prosecution.
Disciplinary Action Can Include Termination of Employment. Failure to comply with the Code can result in disciplinary action up to and including termination of employment.

Referring Matters to Law Enforcement, Regulators or Others. Unless prohibited under local law, where the Company has reason to believe that an individual’s violation of the Code constitutes criminal conduct, Manulife may, in addition to terminating the individual’s relationship with Manulife (e.g., an individual’s employment or engagement with Manulife) without notice, refer the matter to law enforcement, disclose the matter to a regulator or self-regulatory organization and disclose (internally and/or externally) relevant facts underlying the conduct and the Company’s remedial measures.
Where to Go for Help
Ask First, Act Later. It is critical that all of us who represent Manulife and its subsidiaries use good judgment and common sense. It is the best way to ensure that our Company continues to meet high standards of business conduct. Since we cannot anticipate every situation

2022 Code of Business Conduct and Ethics

that will arise, it is important that we have a way to approach questions and concerns. If you are unsure of what to do in any situation, seek guidance before you act. Always ask first, act later.
Retaliation for Good Faith Reports of Illegal or Unethical Behaviour Strictly Prohibited. You may report suspected or potential illegal or unethical behaviour without fear of retaliation. The Company absolutely prohibits retaliation of any kind for good faith reports of illegal or unethical behaviour.
Presumption of Good Faith Reporting. All reports are presumed to be made in good faith. No report will be found to have been made in bad faith without clear and convincing evidence of bad faith.
When to Speak Up and With Whom. Speak to your manager, your Segment Chief Compliance Officer, a member of the Law Department or a member of the Human Resources Department if you have:
•	Doubts about a particular situation;
•	Questions or concerns about a business practice;
•	Questions about potential conflicts of interest or the appearance thereof; or
•	Concerns about potential or suspected illegal, unprofessional, fraudulent or other unethical behaviour.
Reporting on the Ethics Hotline. Unethical, unprofessional, illegal, fraudulent or other questionable behaviour, including any concern with respect to auditing and accounting matters, may also be reported by calling a confidential toll-free Ethics Hotline or at www.manulifeethics.com. Ethics Hotline telephone numbers can be found on the Manulife Ethics website. The Ethics Hotline system allows for two-way communication, and you may also use this process to pose questions to the Global Functions Compliance Office. Ethics Hotline communications may be anonymous if the reporter chooses.

Escalation Point for Hotline Matters Not Addressed. If you feel that your questions or concerns have not been appropriately addressed, you should direct your complaint to the Manulife Global Compliance Chief or the Manulife General Counsel, whose contact information is available on MFCentral.
Who Can Use the Hotline. While the Ethics Hotline is intended primarily for the use of employees, third parties (e.g., shareholders, vendors, suppliers, sub-advisers, etc.) may also report suspected unethical, unprofessional, illegal or fraudulent activity. Concerns received via the Ethics Hotline related to auditing or accounting matters will be forwarded to Manulife’s Audit Committee by the Global Compliance Chief.

2022 Code of Business Conduct and Ethics

Board Governance and Independence. Members of Manulife’s Board of Directors should direct any questions or concerns about the scope or applicability of this Code to the Manulife General Counsel. In addition, to maintain the independence of Manulife’s Board of Directors, the Board and its committees may retain outside advisors as they deem necessary. Individual Manulife directors may also retain outside advisors, at the Company’s expense, to provide advice on any matter before the Board or a Board Committee with prior approval from the Manulife Corporate Governance & Nominating Committee.
Guidance for Non-Management Directors of Manulife Subsidiaries. Non-management directors of Manulife subsidiaries should direct any questions or concerns regarding this Code, its scope or its applicability to the General Counsel, or to the person holding a similar position, for the entity on whose Board they serve.
Where to Go for Help with Human Resources Matters. The best avenue for a Human Resources matter is to speak with AskHR, your Human Resources Partner or Employee Relations.

Quick Ethics Check
While a code of conduct can provide principles of behaviour and some general rules, it cannot cover every situation. Ethics sometimes come down to a personal decision. To help you make the right choice, ask yourself the following questions:
•	Is this legal?
•	Is it fair?
•	Would I want other people to know I did it?
•	How would I feel if I read about it in the newspaper?
•	How will I feel about myself if I do it?
•	What would I tell a family member or a close friend to do in a similar situation?

2022 Code of Business Conduct and Ethics

Ethics in the Workplace
We cannot have a positive and productive workplace unless we treat each other with respect, trust and professionalism. Each of us must help create and maintain a healthy, secure environment that values contributions and encourages learning.

Our Values
Values are the guiding principles that represent how we operate and help us define how we work together. They inform our actions and how we interact with each other and our customers.
•	Obsess about customers
•	Do the right thing
•	Think big
•	Get it done together
•	Own it
•	Share your humanity
Promoting Equal Opportunity
Diversity, Equity and Inclusion at Manulife. At Manulife, we embrace our diversity and treat all individuals with dignity. We strive to attract, develop and retain a workforce that is as diverse as the customers we serve and to foster an inclusive work environment that embraces the strength of cultures and individuals. We are committed to fair recruitment, retention, advancement and compensation, and we administer all of our practices and programs  without discrimination on the basis of race, ancestry, place of origin, colour, ethnic origin, citizenship, religion or religious beliefs, creed, sex (including pregnancy and pregnancy-related conditions), sexual orientation, genetic characteristics, veteran status, gender identity, gender expression, age, marital status, family status, disability, or any other ground protected by applicable law.
Treat Others with Respect and Exercise Professionalism
Respect and Professionalism in the Workplace. We must give co-workers the same respect and service we give customers, and the same respect we expect for ourselves. When we communicate with each other within the organization, we must be open, honest, respectful and professional. It’s one way to ensure quality in everything we do.
Behave Professionally. It is important to behave responsibly and professionally in the workplace at all times. It is also important to behave responsibly and professionally when representing Manulife or attending Company events, as well as when dealing with clients, potential clients and in all business activities.
Quick Professionalism Check:
Professionalism means conducting oneself with responsibility, integrity, accountability and excellence. Often, professionalism requires a level of judgement. If you’re facing a situation where you’re not sure what course of action professionalism requires, ask yourself the following questions:
•	Could someone reasonably perceive this as being unprofessional?
•	Will others be upset or offended by this conduct?
•	Am I taking into consideration how others will respond?
•	Would I want other people to know I did it?
•	How would I feel if I told a family member that I did this?
Discrimination, Harassment and Violence in the Workplace are Strictly Prohibited. The Company strictly prohibits discrimination, harassment and violence in the workplace. If you experience or observe this behaviour you should report it to your Human Resources Partner, Employee Relations, your manager, your Segment Compliance Officer, a member of the Law Department or the Ethics Hotline. In short, if you see something, report it. The Company absolutely prohibits retaliation of any kind for good faith reports of illegal or unethical behavior.
2022 Code of Business Conduct and Ethics

For more guidance refer to the Discrimination, Harassment and Workplace Violence Policy.
Keep Your Workplace Safe
A Safe and Healthy Work Environment for All. Manulife provides a safe and healthy work environment for all employees.
Report Safety Concerns to Your Manager or Facilities Management. Protection of employees from injury or occupational illness is a significant ongoing commitment on the part of the Company. All employees have a responsibility to help ensure that the Company is complying with health, safety and environmental laws and regulations by reporting accidents, potential hazards and other concerns immediately to your manager or the facilities management in your area.
For more guidance refer to the Global Health and Safety Policy.
Keep Your Workplace Secure
Protecting Company Property and Assets. It is critical that we protect both individual and Company property and assets.
Report Loss, Misuse or Theft to a Manager or Security Personnel. While Manulife takes physical and cyber security measures, we must all be part of the security process. If you know of any situation or incident that could lead to the loss, misuse or theft of Company or individual property, report it immediately to a manager or to security personnel.
Freedom of Association
Employee Freedom of Association Protected. The Code of Conduct will not be interpreted or applied to interfere with employee rights to self-organize, form, join, or assist labour organizations, to bargain collectively through representatives of their choosing, or to engage in other concerted activities for the purpose of collective bargaining or other mutual aid or protection, or to refrain from engaging in such activities.
While the Company firmly believes work-related issues can be best resolved through internal channels rather than a social media outlet, nothing in this policy is designed to interfere with, restrain, or prevent employee communications regarding wages, hours or other terms and conditions of employment.
Human Rights
Respecting and Promoting Human Rights. Manulife is committed to respecting and promoting internationally proclaimed human rights. We work to respect and promote human rights in our business decisions, our operations, and our relationships with our customers, employees, shareholders and others. You can read more about our Human Rights statement on our website at www.manulife.com.
Human Trafficking and Slavery
Helping to Eradicate Human Trafficking and Related Activities. Manulife is committed to doing its part to help eradicate human trafficking and strictly prohibits directors, officers, employees, subcontractors, subcontractor employees, and agents from engaging in human trafficking-related activities. Prohibited activities include, among others, engaging in sex trafficking, procuring commercial sex acts, using force, fraud, or coercion to subject a person to involuntary servitude, or obtaining labour from a person by threats of serious harm to that person or another person.
Expectations Relating to Business Partners
Business Partners Expected to Adhere to our Ethical Standards. We expect our business partners to adhere to ethical business conduct consistent with our own and are committed to working with our partners to meet this common goal. These expectations include ethical behavior by our partners, a prohibition on bribery and corruption and a commitment to eradicate human trafficking. For more guidance refer to the Manulife Vendor Code of Conduct.

2022 Code of Business Conduct and Ethics

Ethics in Your Business Relationships
Our business depends on sound relationships with customers, the community, other organizations and our stakeholders.
We maintain these relationships by taking extra care when giving or receiving gifts, when producing materials for customers and others and when sharing information with outside individuals and organizations.

Protect and Enhance the Company’s Reputation
Protecting the Company’s Reputation. All individuals to whom this Code applies must conduct their business activities in a manner that protects and enhances the Company’s reputation. The risk of damage to our reputation must be a key consideration in assessing and engaging in any business relationship, transaction or activity. Any incident with the potential to harm our reputation is of high priority and senior management is to be alerted.
Treat Others Honestly and Fairly
High Standards of Honesty, Fairness and Courtesy.  We must treat customers with high standards of honesty, fairness and courtesy. Customers must be able to voice their concerns easily, and we must deal with complaints and disputes fairly and quickly.
Guidance on Company Materials. We seek competitive advantage through superior performance, never through unethical or illegal business practices. In short, we seek to outperform our competitors fairly and honestly. The materials we provide to customers, investors and other stakeholders must meet high standards of professionalism. Advertising and sales materials must be factual, easy to understand and based on the principles of fair dealing and good faith. All promotional efforts, illustrations of products and marketing concepts must be factual.
Additional Guidance. We must be careful not to mislead customers, investors or other stakeholders about the financial status, products or services of the Company or its competitors. We must never make statements about competitors that are untrue. We must never make promises the Company cannot keep. No director, officer, employee, representative or other associate of the Company should take unfair advantage of anyone, including customers, investors, other stakeholders, suppliers or competitors. Taking unfair advantage includes: manipulation, concealment, abuse of Confidential Information, misrepresentation of material facts and any other unfair-dealing.
“Tie-In” Sales Not Allowed. Also, no officer, employee or temporary or contract worker may require the sale of a product or service as part of the purchase or sale of a separate product or service. These so-called “tie-in” sales are illegal in many jurisdictions and are best avoided by offering distinct products separately and marketing each on its own merits.

2022 Code of Business Conduct and Ethics

Comply with Local Laws, Rules and Regulations. To be professional, we must follow our corporate standards of ethical business conduct while appreciating the cultures and business customs of the countries and communities in which we operate. We must ensure compliance with applicable laws, rules and regulations in the jurisdictions where we do business.
Take Care in Government and Political Dealings
Guidance on Government and Political Dealings. We must take special care to use our corporate positions responsibly when dealing with government agencies and representatives. This is especially true in relation to the political process. It is important that we comply with all laws and regulations that apply when offering to provide entertainment, meals, nominal gifts, gratuities and other items of value to any employee or representative of federal, provincial, state or local governments or state-owned enterprises, or when accepting such items of value from any employee or representative of federal, provincial, state or local governments or state-owned enterprises.
Items of Value Defined. Items of value include, but are not limited to, gifts, entertainment, tickets to sporting events, charitable donations, offers of employment or other engagements or relationships with the Company (e.g., offering a paid or even unpaid internship to a foreign official or a relative of a foreign official).

Gifts, Entertainment, Charitable Donations or Payment of Expenses. The giving of gifts, entertainment, charitable donations or the payment of expenses for, or on behalf of, public officials or a public entity is governed by a complicated array of regulations, which vary from jurisdiction to jurisdiction. Before making any expenditure for, or on behalf of, public officials or public entity you must contact your Segment Chief Legal Officer or Segment Chief Compliance Officer for explicit approval. This includes, but is not limited to, expenditures for travel, sponsorships and conferences. For Segments with a Government Relations function, you should also seek concurrence from Government Relations. Gifts of a significant value to a government official, party official, or an employee of a state- owned enterprise are prohibited. After escalation to the Segment Chief Legal Officer or Segment Chief Compliance Officer, if there is any remaining concern about whether the gift or expenditure is allowed under the Code, the matter must be escalated to the Global Compliance Chief.
Government Official Defined. Government Official is defined very broadly and includes hospital doctors and administrators, journalists, employees of state-owned or state-controlled enterprises, including public hospitals, in certain jurisdictions.

Officers and Employees Cannot Represent Themselves as Company Spokespeople Without Proper Authorization. While the Company expresses views on local and national issues that affect its operations, officers and employees cannot represent themselves as Company spokespeople without proper authorization. Questions regarding whether authorization has been properly given must be referred to the Global Compliance Chief.
Personal Political Contributions. The Company respects and supports the right of every individual to participate in the political process. However, the Company will not provide reimbursement for any political contributions made by any individual, including the purchase of tickets to political fundraising events such as dinners. These are to be handled personally by the employee. Similarly, if an individual chooses to volunteer in support of a political campaign, (s)he must do so after work, on weekends or during vacation leaves and not during regular working hours.
Please also remember many jurisdictions have prohibitions such as the U.S. ‘Pay to Play’ rules that may require pre-clearance for political contributions and other activities. If you have any questions in this area, please consult your Segment Chief Compliance Officer.
The Company’s general policy is that it will not make any political contributions.
Approval Required for Payment on Behalf of the Company. No director, officer, employee or Company representative may make or authorize any payment by or on behalf of the Company to any political party, organization, committee, candidate or public official, or in connection with any political caucus, convention or election, except as permitted by law and approved by the Segment Chief Legal Officer or Segment Chief Compliance Officer and, where the position exists, the Segment Government Relations Chief. Under applicable laws, prohibited Company contributions and expenditures include the donation of Company funds, the use of Company facilities, including office space and equipment, as well as the donation of the services of Company employees to the campaign committee of a candidate.

2022 Code of Business Conduct and Ethics

Lobbying Activity on Behalf of the Company Not Permitted Without Specific Authorization. You must not engage in any lobbying activities on behalf of the Company unless you first obtain specific authorization from your Segment Chief Legal Officer and, where the position exists, Segment Government Relations Chief.
Payment or Transfers of Anything of Value to Public Officials Without Approval Strictly Prohibited. In addition, no officer or employee may make or authorize any payment or transfer of anything of value to any foreign public official (including employees of state- owned enterprises or political parties) except as may be permitted by applicable law and approved by the Segment Chief Legal Officer or Segment Chief Compliance Officer and, where the position exists, Segment Government Relations Chief. After escalation to the Segment Chief Legal Officer, Segment Chief Compliance Officer or Government Relations Chief, if there is any remaining concern whether the expenditure is allowed under the Code, the matter must be escalated to the Global Compliance Chief.
Working with Industry Groups and Others
Share Information Responsibly with Industry Groups and Others. Memberships in business organizations can increase the effectiveness of individuals, the Company and our industry. The Company encourages membership in such organizations, especially those that strive to improve the industry. It is a normal part of these memberships to share aggregated, statistical and policy information. However, we need to ensure that we do not exchange confidential corporate information that could jeopardize the Company’s competitive position.
Seek Segment Law Department Advice When Interacting with Competitors. In addition, the Company is subject to antitrust and trade regulation laws in many jurisdictions. Generally, these laws prohibit discussions, agreements or understandings with any competitor that relate to pricing, customers, products, services, policies, underwriting standards, territory allocation or a boycott or refusal to deal with any third party. Company representatives whose duties bring them in contact with representatives of competing companies must be especially cautious. If sensitive information is raised by a competitor in the presence of a Company representative, every reasonable effort must be made to terminate the conversation and the Company representative must promptly report the incident to the Segment Law Department. When participating in any exchange of information with competitors, including any statistical survey, advice from the Segment Law Department should be sought.
Handling Media Questions
Refer Media Questions to Communications Departments. The media play an important role in helping inform the public about Manulife, its products and services. Communications departments within each Segment or geographic location are responsible for communicating official Company positions to the media. You must direct all media inquiries to these departments.
Working with Suppliers
Choose Suppliers Through Fair Competition. Manulife is committed to fair competition in all its dealings with suppliers. It is important to communicate the Company’s requirements clearly and uniformly to all potential suppliers. Choose suppliers on the basis of merit, competitiveness, price, reliability and reputation. You must not suggest or imply to a supplier that the Company’s patronage depends on the supplier becoming a customer or on the supplier continuing to make purchases from the Company.
Third-Party Requests for Endorsements
Senior Officer Approval Required for Third-Party Endorsement from Manulife. If a third-party (e.g., affiliated vendor, supplier, vendor sponsorship partner or any other entity or individual) asks you to endorse a product or service using the Company name or your position as a Company representative or asks to use any Company Brand or logo, you must obtain approval from the relevant senior officer at the Executive Leadership Team (ELT) level and engage Brand (Brand@manulife.com) to obtain all required approvals.

2022 Code of Business Conduct and Ethics

Conflicts of Interest
Conflicts of Interest Defined. A conflict of interest occurs when your individual or an organizational interest interferes in any way with the interests of the Company, its clients or its customers.

In addition to being the right thing to do, in certain business lines, such as Manulife’s Global Wealth and Asset Management Segment, Manulife businesses may have an explicit fiduciary obligation (sometimes referred to as a “duty of care”) to put their client’s interests ahead of its own. A conflict situation can arise when you take actions, have interests or are involved in outside activities that make it difficult to perform Company work objectively and effectively, or affect your judgment to act in the best interest of customers, investors and other stakeholders.
Organizational Conflicts May Be Managed; Personal Conflicts Are Prohibited. Conflicts can also take on different forms depending upon the context in which they arise. The two main forms we see in most contexts are: organizational conflicts of interest and personal conflicts of interest.
Actual Personal Conflicts of Interest are Prohibited. Manulife strictly prohibits actual personal conflicts of interest. Unlike actual personal conflicts of interest, organizational conflicts of interest can be addressed through a variety of means including full and proper disclosure, the implementation of mitigating controls or the avoidance of the conflict altogether.
Organizational conflicts of interest occur when Manulife (or an affiliated party), as an organization, has an interest that may cause a reasonable person to question the objectivity of a business decision and whether that decision is in the best interest of its clients and customers.
Personal conflicts of interest arise when an individual’s personal interest (or his/her/their family members) could adversely affect that individual’s objectivity and decision-making related to their work for the Company. For example: An individual would face a personal conflict of interest when a particular decision they have the control to make could directly or indirectly provide them (or someone close to them) with a personal financial gain.

2022 Code of Business Conduct and Ethics

Takeaway: Disclose. Disclose. Disclose. If you’re facing a situation that may pose or appears to pose a conflict of interest, disclose the situation to Compliance and a compliance colleague will review your disclosure and make an assessment on next steps.
Proper disclosure can be made in one of three ways:
• Update your Conflict of Interest Disclosure Questionnaire with Compliance
• Ask your Segment or Business Unit Chief Compliance Officer for guidance
• Send an email to GlobalComplianceOffice@manulife.com

Conflicts of Interest have Damaging Consequences and Must Be Avoided. Conflicts of interest damage the trust between you, the public and the Company. We all must be vigilant in this regard, and must avoid all interactions, relationships or situations that could reasonably give rise to a conflict of interest or the appearance of a conflict of interest.
Situations that Create the Appearance of a Conflict Should be Handled as if an Actual Conflict Existed. The appearance of a conflict raises the same ethical concerns as an actual conflict of interest and should be treated with the same level of caution. The appearance of a conflict, like situations that give rise to the appearance of impropriety, has the potential to suggest that unethical conduct may be occurring and may impact Manulife’s reputation with its customers and regulators. If you’re not sure whether the situation you are facing gives rise to the appearance of a conflict or the appearance of impropriety, ask yourself, “What would someone outside of this situation think about it?” If the answer is that someone could reasonably think that something unethical may be occurring, or that a conflict exists, then you are facing a situation that gives rise to the appearance of impropriety or the appearance of a conflict.
Steps You Can Take to Help Prevent Conflicts or the Appearance of Conflicts of Interest
Always Disclose Potential Conflicts. Disclose. Disclose. Disclose. To help prevent conflicts or the appearance of conflicts, you must update your Code of Business Conduct and Ethics Certification and Conflict of Interest Disclosure Questionnaire annually. You are also responsible for updating the Questionnaire as your circumstances change during the year.  In disclosing a potential conflict of interest, you are required to fully and truthfully provide all relevant details, including information that may not have been requested, but that may have an impact on the evaluation of the potential conflict of interest.
Report Potential Conflicts to Your Manager and Recuse Yourself from the Conflicted Situation. If an actual conflict, potential conflict or the appearance of a conflict of interest arises, in addition to updating your Conflict of Interest Disclosure Questionnaire, report it immediately to your manager. If an actual conflict of interest arises unexpectedly, in addition to reporting the matter to your manager, you must immediately recuse yourself from any decision-making relating to the situation giving rise to the conflict of interest.
Compliance and Legal Review Potential Conflicts and Help Determine Appropriate Action. Once a potential conflict of interest is disclosed, Legal and Compliance examine the facts and circumstances related to the disclosure to determine whether a potential or actual conflict of interest exists. As outlined above in the section “Why Ethics Matter,”
Manulife does not waive actual conflicts of interest under any circumstances. In some cases, potential conflicts of interest can be managed if the right controls are implemented, but only if also properly disclosed. Other controls include recusal from any decision-making relating to the situation giving rise to the potential conflict of interest.
Quick Conflicts Check
Identifying potential conflicts of interest involves a level of judgement. To help you identify a conflict, ask yourself the following questions:
•	Does the situation present competing interests?
•	Could this be perceived as impacting my judgment in any way?
•	Could this be perceived as trying to influence a certain outcome?
•	Does this situation create a potential benefit for me (including people close to me) personally?
•	Have I disclosed that potential benefit to the Company?
•	Am I still able to act in the best interest of Manulife, customers, investors and other stakeholders?
•	Would I be comfortable with this situation if it happened to someone else?
•	Would I be comfortable if the details of the situation were made public (i.e. in media outlets)?
If in Doubt, Consult the Global Functions Compliance Office. If you need further advice, consult the procedures described in the section of this Code titled “Where to go for help.” When in doubt about whether a situation poses a potential conflict of interest, consult the Global Functions Compliance Office (GlobalComplianceOffice@manulife.com) or your Segment Chief Compliance Officer.

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The following are some of the most common areas of potential conflicts of interest, but the most reliable guideline is your own common sense.
Deal at Arm’s Length with Suppliers and other Counterparties
Be Aware of Potential Conflicts of Interest with Supplier and Counterparty Relationships. You must not be associated in any way with agreements between the Company and suppliers in which you or a member of your immediate family have an interest, or which might result in any personal gain or benefit to you or to any member of your family.
In addition, you must not engage in transactions or other business decision- making relating to suppliers, vendors, customers or other business relationships that may benefit you or a member of your immediate family, without seeking explicit written authorization from a supervisor in your reporting chain, who must be at least AVP level, and updating your Conflict of Interest Disclosure Questionnaire. A supervisor may only authorize such a relationship only after consulting with Compliance and determining that there is no actual conflict of interest.
Follow Company Policy about Family Members
Avoiding Conflicts of Interest with Hiring, Transferring or Managing Family Members. In some situations, hiring, transferring or managing family members can lead to conflicts of interest, potential for collusion, unethical employment practices and the appearance of special treatment. Family members must not be in positions that give them direct or indirect supervisory authority over another family member in any context.  Any potential conflicts must be avoided or managed in consultation with Compliance.
Business Areas Must be Aware of Family Member Relationships Internally. Family members in certain identified business units and job functions could create the appearance of and/or the potential for collusion and theoretical fraudulent activity. Business areas must be aware of these situations to ensure proper controls are in place to mitigate this risk.
Definition of Family Members. For purposes of the Code, family members include: spouse (as defined for benefit purposes), domestic partner, significant other, children, grandchildren, siblings, parents, grandparents, aunts, uncles, nieces, nephews, in-law relationships and step or common-law/ in-law relationships. For more guidance, refer to the Global Hiring Policy.
Disclosure Requirements for Intimate Personal Relationships. Intimate personal relationships between co-workers can also create conflicts of interest or the appearance of special treatment. Any intimate personal relationship that develops between an employee and their manager or any person who is in an actual or perceived position of power or influence or who could provide input on their performance or career should be immediately reported to Employee Relations or their HR Business Partner so that controls (including but not limited to changing the reporting lines) may be put in place to avoid an actual conflict of interest.
Bribery and Kickbacks are Prohibited
Bribery and Kickbacks Strictly Prohibited. Manulife does not allow unfair business practices such as bribery, kickbacks or insurance rebating (generally rebating is type of kickback defined as returning a portion of the premium or the commission on the premium to the insured or other inducements to place business with a specific insurer). These practices are against Company policy in all places where we conduct business.
Bribery is generally defined as: offering, giving, soliciting or receiving anything of value to influence the actions of another person or entity.
A Kickback is generally defined as a negotiated form of bribery in which payment is made to someone who facilitated a transaction, situation or outcome.

Be Careful about Gifts
Offers of gifts and entertainment are courtesies common among business partners. However, offering, soliciting or accepting gifts, entertainment, gratuities or other benefits can be mistaken for improper payments. For this reason, the guidelines below must be followed.
Rules for Company Officers, Employees and their Family Members. Officers and employees or their family members must not receive money or any item of value, including the promise of employment or future business from any third party in connection with the officer’s or employee’s participation in any Company transaction. Officer compensation, other than Company wages, bonus, pension or benefits, may be regulated by law and requires approval by a Segment Head.

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Additional Rules for Company Officers to Follow. Company officers may not have any interest in commissions or other compensation based on premiums or consideration payable to the Company on any policy or contract of insurance unless the policy or contract was written and effective prior to the officer’s appointment. In addition to the rules noted below, a director, officer or employee may not give or receive any gift or form of gift, gratuity or entertainment to or from anyone with whom the Company has, or is likely to have, any business dealings, if the gift or entertainment could reasonably be perceived as an attempt to influence the recipient’s judgment. For example, a director, officer or employee should never solicit a gift, gratuity or shared business entertainment from a current or prospective business partner or client in exchange for a certain outcome or in circumstances where the director’s, officer’s or employee’s judgment may appear to be influenced. This also applies to charitable donations of any kind. Any charitable donations made by current or prospective business partners or clients must be appropriate.
Suitability of Gifts, Gratuities, Charitable Contributions or Entertainment. If the suitability of a gift, gratuity, charitable contribution or entertainment is questionable, employees must consult with their Segment Chief Compliance Officer and/or Legal Officer. After escalation to the Segment Chief Legal Officer or Segment Chief Compliance Officer, if there is any remaining concern about whether the gift or expenditure is allowed under the Code, the matter must be escalated to the Global Compliance Chief.  Additionally, Manulife directors should forward inquiries to the Manulife General Counsel. Non- management directors of Manulife’s subsidiaries should consult with the entity’s General Counsel or person holding a similar position.
Public Officials. Gifts, gratuities or entertainment provided to public officials, including employees of state-owned enterprises and political parties, are covered in the section titled “Take Care in Government and Political Dealings.”
Insurance Customers or Prospects. In many of the jurisdictions we operate in, gifts or entertainment, including promotional items, are subject to insurance anti-rebating and inducement laws governing the sale of insurance and annuity products. Questions regarding the application of these laws should be directed to your Segment Compliance Officer.
Sales and Related Activities. Specialized rules and regulations apply to sales activities in many of the jurisdictions we operate in. For example, in the U.S., FINRA rules govern the receipt and giving of gifts involving registered representatives or broker-dealers. Questions regarding the applicability of these sales-related rules and regulations should be directed to your Segment Compliance Officer.
Dealing with the External Auditor. No employee of Manulife should give to or receive from the External Auditors any gifts or things of value.  Additional guidance is outlined in a memorandum from the Chief Financial Officer dated March 15, 2021.
Be Careful about Personal Benefits
Personal Benefits to You or Your Family Member Can Create a Conflict of Interest. Conflicts of interest may arise if you or your family member receive a personal benefit as a result of your position in the Company. All such personal benefits, including loans and guarantees of obligations from the Company, must be disclosed on the Company’s Code of Business Conduct and Ethics Certification and Conflict of Interest Disclosure Questionnaire and approved by the Company. Personal loans to executive officers are prohibited unless specifically permitted by law.
Involvement in Investment Decisions Requiring Disclosure: Manulife directors, officers and employees shall not recommend or participate in any Company investment decision involving an entity in which they or any of their family members have a financial interest, unless the existence of such interest has been properly disclosed to a supervisor in their reporting chain, who must be at least AVP level, and to all those involved in all stages of the investment approval process. In addition, as with any other potential conflict of interest, the supervisor must consult with relevant compliance personnel in their Segment and determine that there is no actual conflict of interest. Manulife directors and corporate officers should also review Manulife’s Conflict of Interest Rules for Directors and Officers.
Giving in an Ethical Manner
Charitable Contributions Evaluated under Community Investment Standard. Investing in the communities we serve is an important way we drive social impact. In addition to meeting the requirements outlined elsewhere in the Code, all Community Investment contributions to charitable, non-profit or similar organizations are reviewed to help ensure they align with our values.
Invest in an Ethical Manner
Trading Manulife Securities while in Possession of MNP Prohibited. Directors, officers and employees must strictly follow all laws and regulations affecting investments. It is unethical and illegal for directors, officers and employees to buy or sell Manulife securities while in possession of material
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information that has not been publicly disclosed about the Company or to inform another person, except as permitted by law, of material information that has not been publicly disclosed.
In addition, it is unethical and may be illegal to buy or sell securities of another company with the benefit of your knowledge of the Company’s investment intentions or any material information that has not been publicly disclosed about that company.
Beware of Conflicts of Interest when Investing. Directors, officers and employees must also be cautious of potentially being in a conflict of interest where they wish to make an investment in a business entity which they know transacts business with Manulife or in which Manulife has made an investment.
Do Not Speculate in Manulife Securities. In order to comply with applicable laws and to ensure that perceptions of improper insider trading do not arise, Manulife prohibits its directors, officers and employees from speculating in Manulife securities. Speculation includes the purchase or sale of Manulife securities with the intent of reselling or buying back in a relatively short period of time, with the expectation of a rise or fall in the market price of such securities, the buying or selling of derivatives such as put or call options on Manulife securities and short selling Manulife securities.
Additional Guidance Related to the Insurance Companies Act (Canada). Furthermore, directors, officers and insiders of the Company who directly or indirectly short sell Manulife securities or buy or sell put or call options or other derivatives on Manulife securities may be liable, pursuant to the provisions of the Insurance Companies Act (Canada), to compensate persons who suffered a loss and to compensate the Company for any benefit or advantage received as a result of the transaction.
Monetization of Equity Awards Before Vesting and Payment is Prohibited. The monetization of equity awards before vesting and payment by the Company is prohibited.
Refer to Manulife’s Insider Trading and Reporting Policy for More Information. For further questions relating to the handling of inside information and/or the trading of Company securities or derivatives, you should refer to Manulife’s Insider Trading and Reporting Policy.
Some Employees May Also Be Subject to Business-Level Code of Ethics. Additionally, as a global financial institution, government regulators, business partners and customers expect Manulife to adopt and enforce codes and standards to proactively address the conflicts between employee personal investing and the investment activities of our businesses. Thus, certain employees who are involved directly or indirectly in Manulife’s investment businesses or have access to certain sensitive investment information are required to comply with certain business-level codes of ethics.
Business-Level Codes of Ethics Apply to Employee and Members of Their Household. These business-level codes of ethics impose disclosure obligations and limit personal investment activities in Manulife and non-Manulife securities by both the employee and members of the employee’s household. These obligations and limitations include but are not limited to: obtaining Manulife approval for certain personal securities transactions, providing Manulife with access to personal securities holdings and transaction information, limitations on the use of certain brokerage firms and limitations on certain personal investment activities.
Working for Competitors May Jeopardize the Company
Working for a Competitor Prohibited. No Manulife officer or employee may work for any organization that competes with the Company or enter into a relationship that creates a conflict of interest with the Company. This includes serving as a director, officer, trustee, partner, employee, consultant or agent.
Report All Outside Employment or Business Activity to the Global Functions Compliance Office. Employees must report all outside employment or business activity to the Global Functions Compliance Office by submitting a Conflict of Interest Disclosure Questionnaire to the Global Functions Compliance Office. Employees have a continuing obligation to update their Conflict of Interest Disclosure Questionnaire and submit it to Global Compliance whenever circumstances change.
Guidance for Directors of Manulife or its Subsidiaries. Directors of Manulife or its subsidiaries will follow their own policies relating to outside business relationships.
External Directorships
Report All Prospective External Directorships Prior to Accepting. Employees must report to the Global Functions Compliance Office any external directorships they wish to accept. While many external directorships do not pose a conflict of interest and may not require approval, some external directorships could pose a potential conflict and/or will require approval. For that reason, before accepting an external directorship,

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employees must report a prospective directorship to the Global Functions Compliance Office for review.
External Directorships Reviewed for Potential Conflicts of Interest. The Compliance function reviews all prospective directorships to confirm that the directorship does not pose a conflict of interest, and to confirm that appropriate approvals are obtained.
Use Caution Regarding Outside Positions
Outside Positions Cannot Hamper Your Performance, Judgment or Create a Conflict of Interest. Outside work or financial involvement in external organizations can lead to conflicts of interest, which could interfere with your ability to give objective, full-time attention to your work with Manulife or could damage the Company’s reputation. Subject to applicable law, you must not engage in any other employment or take any civic, charitable, government or political position that would hamper your performance or your judgment to act in the Company’s best interest or that would create a conflict of interest. You have a continuing obligation to update your Conflict of Interest Disclosure Questionnaire and submit it to Global Functions Compliance whenever your circumstances change.
Protect Corporate Opportunities
Protecting Corporate Opportunities. Individuals to whom this Code applies are prohibited from: (a) benefiting from opportunities that are discovered through the use of Company property, information or position; (b) using Company property, information or position for personal gain; and (c) competing with the Company during the term of their relationship with the Company. You owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.
Protect the Company’s Name, Reputation and Assets
Company Name Used for Authorized Company Business Only. The name “Manulife” must be used only for authorized Company business and never for personal activities. Do not identify yourself with the Company while pursuing personal, political or not-for-profit activities, unless you obtain prior approval from the Chief Compliance Officer in your Segment.
Statements About the Company Must be Honest and Accurate. An important way to protect the Company’s reputation is to always be honest and accurate when making statements when discussing the Company. False information or statements about the Company, its representatives, employees, products or services can damage the Company’s reputation. You must not make false written or oral statements about the Company, its employees or representatives or its products and services in print, via electronic media or in person.
Guidance for Those with Access or Control Over Company Transactions and Assets. Each director, officer, employee, representative or other associate entrusted with access to or control over Company transactions and assets must ensure that each use, acquisition or disposition of an asset by a person on behalf of the Company is undertaken with the general or specific authorization of management and is accurately and fairly recorded in reasonable detail in the Company’s books of account and record.
Intellectual Property. During the course of, or related to, your employment or provision of services to the Company, as applicable, you may be involved in the creation, development or invention of intellectual property. Intellectual property includes but is not limited to: ideas, concepts, methods, processes, inventions, Confidential Information and trade secrets, works of authorship, trademarks, service marks, marketing materials and designs. All such intellectual property and associated worldwide intellectual property rights, such as copyrights and patents, will be owned by the Company (and to the extent not owned by the Company will be hereby assigned to the Company). You agree you are responsible for co-operating with the Company and providing all necessary assistance to ensure that all such intellectual property and related rights become (or remain) the exclusive property of Manulife, including by providing Manulife with such assignments, waivers and other documents as may be requested.
Protecting Company Assets. We all share a responsibility to protect Company assets. All documents, records, data, equipment and other physical property provided to you by the Company, or otherwise obtained or produced in connection with your employment with the Company, shall be or remain at all times the property of the Company. Company time, property and services, including assets such as stationery, computers and mail services, may not be used for personal activities, except as permitted by Company policies, unless you have your manager’s specific approval. Personal activities include charitable causes. You may not remove or borrow Company property without permission. You should report any misuse of Company assets to your manager, Segment Compliance Officer, Segment Law Department, Segment Human Resources Department or via the Ethics Hotline.

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Handling Information: Protect Personal and Confidential Information
Confidential Information Defined. Information is one of the Company’s most vital assets. For purposes of this Code of Conduct, “Confidential Information” includes all non-public information that might be of use to competitors or harmful to the Company or our customers or other stakeholders if disclosed.
Confidential Information includes: (a) all proprietary and Confidential Information relating to the business and affairs of Manulife, whether in writing, oral, or some other format, including but not limited to, financial information, data, pricing, strategies, reports, forecasts, inventions, improvements and other intellectual property, trade secrets, know-how, designs, processes or formulae, software, market or sales information, customer information, client lists, business plans and prospects and opportunities that have been discussed or considered by Manulife (such as possible acquisitions or dispositions of businesses or facilities); (b) all information that is covered by protected categories such as Personally Identifiable Information, Protected Health Information and other specific regulations; and (c) all information that Manulife is obligated to maintain as confidential or that Manulife may receive or has received from others with any understanding, express or implied, that it will not be disclosed.
Handling Information Carefully. It is important that you understand how sensitive this information is and how significant it is for competitiveness and individual privacy. In the course of regular business, we collect a substantial amount of information about our applicants, customers, claimants, borrowers, employees, representatives, investors and business partners. We must handle this information with the greatest care to merit their confidence and protect their privacy.
Keep Information Secure, In Confidence and Use for Purposes Collected. Any Confidential Information acquired, or otherwise accessed in any way, by employees in the course of their employment must be kept secure, in confidence and used consistent with the purposes for which it was collected.
Use Discretion when Discussing Company Business in Public Places. It is important to use discretion when discussing Company business in public places such as elevators,

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restaurants and airplanes, or when using public or cellular phones, the Internet and fax machines.
Laws or Company Policies Requiring Disclosure. Confidential Information may be disclosed to those who have a right to the information or when the law requires disclosure, or otherwise in accordance with applicable Company policies.
Obtain Authorization from Segment Chief Legal or Compliance Officer Before Disclosure. If you are required for legitimate business purposes to disclose Confidential Information to any person outside the Company, authorization must be obtained from your Segment Chief Legal Officer or Segment Chief Compliance Officer or their designee.
Communication with Regulators and Law Enforcement. Nothing in this Code of Conduct should be construed as prohibiting communication with any regulator or law enforcement, either voluntarily or in response to a regulatory or law enforcement inquiry. Please note that dissemination of certain information received from certain regulators may be restricted by the regulator providing the information. Any question is this area may be directed to the Global Compliance Chief or anonymously through the Ethics Hotline.
When You Leave the Company, Confidential Information Stays with the Company. You have a duty to protect both personal and Confidential Information even after your employment with, provision or services to or placement with the Company, as applicable, ends. In this regard, you must not retain access to or take any Company files or Confidential Information in any form with you when you leave the Company.
Follow Disclosure Requirements. Manulife is required to make disclosures about its financial condition and business activity on a timely and broadly disseminated basis and without being unduly optimistic on prospects for future company performance. The Company makes such disclosures through authorized spokespersons or authorized filings. The key principles of disclosure are:
•	All materials must be broadly disseminated in a timely manner.
•	Disclosure must be full, fair, understandable and accurate and avoid any misrepresentation of the Company and its finances.
•	Disclosure must be accomplished consistently during both good times and bad.
•	All legitimate requests for information should be treated equally.
Employees must refer all inquiries from the financial community, shareholders and media to an authorized spokesperson.
Respect Copyrighted Materials
Be Aware of Copyright Rules. Copyright laws protect many materials you use in the course of your work as an employee or representative of Manulife. A few examples are computer software, books, audio, video, music and multimedia recordings, trade journals, cartoons, newspapers and magazines, digital images and photographs. There may also be copyrights on presentation slides, training materials, management models and problem-solving frameworks produced by outside consultants. It is illegal to copy, share, post, reproduce, distribute or alter copyrighted material in either print or digital format without the permission of the copyright owner or authorized agent.
Comply with Copyrights and Comply with License Agreements. You must also comply with the copyrights on software installed on your office computer and on the network computer storage areas you control. You may not copy, install or otherwise use software in a manner that violates the license agreement for that software.
Keep Full and Accurate Records
Guidance on Keeping Full and Accurate Records. The Company requires full and accurate records to meet its legal and financial obligations and to manage its business properly. All Company books, financial reports, expense accounts, time sheets, administrative records and other similar documents must be completed accurately, honestly and in accordance with Company procedures. Making false, fictitious, misleading or inappropriate entries with respect to any transaction of the Company or the disposition of any of the Company’s assets is prohibited, and no director, officer, employee, representative or other associate may engage in any transaction that requires or contemplates the making of false, fictitious, misleading or inappropriate entries. You are responsible for the accuracy and completeness of any reports or records you create or maintain. Undisclosed or unrecorded assets, liabilities, revenues or expenses are prohibited.
Comply with Company’s Records Management Policies. Furthermore, all directors, officers, employees, representatives and other associates must comply with the Company’s records management policies. These policies describe how long documents and records (whether in print or electronic form) must be maintained in order to facilitate the
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Company’s ongoing operations and to satisfy financial, legal and regulatory retention requirements. These policies also provide directions for the proper disposal of records that have been kept for the required periods. In accordance with these policies, in the event of litigation or governmental investigation, please consult your Segment Law Department.
Use Communication Systems and Services for Business
Company Communications Systems Are for Business Use Only. Company communications systems, which include all computer and telecommunications equipment the Company owns or leases as well as all remote computing services used by the Company, including the Internet, as well as Company email and email addresses, are intended to be used for business purposes.
Employees Must Use Company-Approved Systems.  Employees must use communication systems and devices in a professional manner and must not engage in any activity which does not comply with the Code. Company business must be conducted using Company-approved systems and networks and Company-approved remote access procedures.
Occasional Personal Use of Company Communications Systems Limited. Occasional personal use of Company communications systems is permitted when the use does not:
•	interfere with the user’s work performance;
•	distract other individuals from their job responsibilities;
•	unduly impact the operation of Company systems or processes; or
•	violate any provisions of this Code or any other Company policy.
Rules on Using Company Communications Systems. All Company communications systems (including but not limited to email, instant messages, collaboration messages, voice mail, as well as data on these systems) are the Company’s property. Authorized individuals may periodically check these systems to correct network problems, pursuant to regulatory requirements or otherwise and/or to ensure they are being properly used and secure. You cannot expect any personal privacy for communications that you send, receive or store on these systems.
Solicitation or Distribution on Company Communications Systems of Non-Work-Related Materials Not Allowed. Company communications systems are for business use only and are not intended for employees to solicit or distribute information that is not work-related. In addition to creating potential conflicts of interest, distributing non-work-related materials during work time reduces productivity and may pose a security or fraud concern. Any exceptions to this must be approved by the Segment Chief Compliance Officer and/or Legal Officer.
Illegal Gambling in the Workplace Prohibited. Company communications systems should never be used for gambling. The Company prohibits illegal gambling in the workplace. This includes, but is not limited to, the wagering of money or other valuables on the outcome of events, such as sport pools, raffles, card and dice games. Any drawings, contests, or similar activities must be approved by Human Resources, Legal and/or Global Compliance to ensure such activities do not constitute illegal gambling.
Social Media
Social Media Usage. Manulife and its subsidiaries recognize that social media is an important tool to use to connect with others in  interactive discussions, share information, and advance business objectives using an ever-increasing number of platforms and applications, such as Facebook, WeChat, WhatsApp, LinkedIn and Twitter. At the same time, use of social media can pose risks to the Company’s Confidential Information, reputation and brands, and can jeopardize the Company’s compliance with applicable laws, regulations and business rules.
Employees Are Accountable for What they Post Online. Postings/communications made through social media are or can become public and they may be difficult or impossible to rescind. Employees are accountable for what they post online and must follow the Company’s Electronic Communications Standard, which provides guidance on authorized business and personal social media use. Note that paid sponsorships for social media are considered outside employment/business activity and must be reported to the Global Functions Compliance Office by submitting a Conflict of Interest Disclosure Questionnaire.
Social Media Monitoring. Please note the Company monitors social media sites for discussion of the Company, our business and our fellow employees.
Additional Guidance. For more guidance, refer to the Global Social Media Policy.

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Ethics and the Law
Consequences for Potential Criminal Conduct. Manulife is committed to operating within the laws and regulations of every jurisdiction in which it operates. If an intentional violation of the Code also involves potential criminal conduct, unless prohibited under local law, Manulife may, in addition to terminating an individual’s relationship with the Company without notice, refer the matter to law enforcement, disclose the matter to a regulator or self-regulatory organization and disclose (internal and/or external) relevant facts underlying the conduct and the Company’s remedial measures.
Know and Comply with the Law
Know and Follow the Laws that Affect Your Work. You are required to understand the laws that affect your work and make sure your business conduct complies with those laws. You must promptly report violations and always act in accordance with this Code and other applicable Company policies.
Manulife’s Compliance Management Program.  A formal compliance management program is in place at Manulife. It is designed to promote consistent management and monitoring of compliance with laws and regulations in all Company operations. If you have questions or concerns relating to compliance, consult the procedures described in the section of this Code titled “Where to go for help.”
Membership in a Professional Association. If you belong to a professional association, you are also expected to abide by that association’s governing rules of professional responsibility and conduct in the performance of your job.
Manage Assets Properly
Customer Funds Handled in a Trustworthy Manner. Customers expect that the money they entrust to the Company will be handled responsibly. If you have access to customer funds, you must make sure customer funds are handled in a trustworthy manner. Every Segment has procedures and standards to help protect and account for all funds under management and to prevent carelessness, fraud or dishonesty.

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Identify and Report Fraud and Theft
Be Aware: Fraud Takes Many Forms. As a provider of financial services, Manulife is vulnerable to losses from dishonesty and fraud. Fraud can take many forms, such as mishandling of money, theft of cash or property, money laundering, corrupt payments of money and provision of things of value, terrorist financing, misrepresentation and falsification or forgery of documents.
Duty to Report Any Suspicious Activity. Dishonest activities, combining personal and business funds and fraud are all illegal. It is management’s responsibility to ensure there are proper internal controls to deter and detect fraud and other dishonest activities, but everyone in the Company must help. If you are aware of any suspicious activity, you have a duty to report it immediately to the relevant immediate supervisor, Business Unit Compliance Officer and the Segment Chief Compliance Officer, or via the Ethics Hotline. Furthermore, you have a duty to fully and truthfully cooperate with any investigations pertaining to Company matters.

Reminder: Reporting Any Illegal or Unethical Behaviour
Duty to Report. You have a duty to report suspected or potential illegal or unethical behaviour and to seek input when you are in doubt about the best course of action in a particular situation. Consult the procedures described in the section of this Code titled “Where to go for help” on reporting any suspected or potential illegal or unethical behaviour.
The Company Prohibits Retaliation for Good Faith Reports. As outlined above, you may report suspected or potential illegal or unethical behaviour without fear of retaliation. The Company absolutely prohibits retaliation of any kind for good faith reports of suspected or potential illegal or unethical behavior. In addition, directors, officers, employees, representatives and other associates are expected to fully and truthfully cooperate in internal investigations of alleged misconduct.

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A Final Word
Manulife’s reputation is the result of more than 130 years of dedication, quality service and ethical dealings. Keeping our good reputation depends directly on the decisions you make every day.

This Code of Business Conduct and Ethics provides standards and sets high expectations for directors, officers, employees, representatives, suppliers and other associates, as well as those providing services to the Company. Subject to the approval of the MFC Audit Committee, the Company may modify the Code at any time, as appropriate.
However, as emphasized in the Code, your own good judgment is most important in ensuring that Manulife remains an ethical company.
Other Policies
The Company has related policies to help you deal with ethical issues, including on topics related to Anti-Fraud, Anti-Money Laundering and Anti-Terrorist Financing, Information Security, Privacy, Social Media, Reputation Risk, Insider Trading and Reporting, among others. Segments may also maintain Segment-level policies or standards.
Company policies can be found in the Company Policies Database.
Clawback Policy. Finally, please also note that all executives at the Vice President level and above are required to comply with the clawback policy, under which the Board has the discretion to cancel unvested incentive awards and/or clawback vested and/or paid incentive awards, as applicable, in the event of your fraud, theft, embezzlement or serious misconduct (which includes, but is not limited to, dishonesty or a breach of company policy to the material detriment of Manulife’s or John Hancock’s business or reputation and any conduct that would qualify as cause for termination of employment at common law) irrespective of whether there was a financial restatement. In this paragraph, “incentive awards” include vested, unvested and/or paid AIP payments, RSUs, PSUs, DSUs and/or Stock Options.
Further Helpful Information
If you wish to ask questions about the Code or report suspected misconduct, you may reach out or raise your concerns to your manager, Legal, Compliance, your Human Resources Partner or Employee Relations and for those seeking to remain anonymous, you may contact Manulife’s Ethics Hotline. Manulife’s Ethics Hotline is available 24-hours per day, seven days per week. You may report suspected or potential illegal or unethical behaviour without any fear of retaliation.
Contact the hotline at: www.manulifeethics.com or 866-294-9534.

2022 Code of Business Conduct and Ethics

If you have a question or concern you may contact the Global Functions Compliance Office at: GlobalComplianceOffice@manulife.com or the following Global Functions Compliance Office staff:

Kevin Cloherty Global Compliance Chief 617-663-2375 x 732375	Sören Seitz Deputy Global Compliance Chief 852-251-03563 x 663563
Kevin Askew Global Chief Financial Crimes and Anti-Money Laundering Officer 617-663-2453 x 732453	Elena Papoulias AVP & Counsel, Global Compliance 617-663-4214 x 734214
Robin Pak AVP & Senior Counsel, Global Compliance 617-663-2005 x 732005

2022 Code of Business Conduct and Ethics